November 21, 2012

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Rufus Decker

Re:	Belden Inc.
Form 10-K for the Year Ended December 31, 2011
Filed February 29, 2012
Form 8-K
Filed November 8, 2012
File No. 1-12561

Dear Mr. Decker:

We are in receipt of the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission dated November 16, 2012. Due to the holidays and the need for our Audit Committee to review this matter, we request an extension to the response deadline of ten business days. Further to the undersigned’s discussion with Nudrat Salik yesterday, we will file our response on or before December 17, 2012.

If you have any questions relating to the foregoing, please feel free to contact me at 314-854-8000.

Sincerely,

/s/ Christopher E. Allen
Christopher E. Allen
Assistant Secretary, Belden Inc.